
SEC MAIL PROCESSING
RECEIVED
JUN 01 2004

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Impac Secured Assets Corp.	0001018905
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 26, 2004 Series 2004-2	333-85310

Name of Person Filing the Document
(If Other than the Registrant)


04031764

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMPAC SECURED ASSETS CORP.

By: [signature]
Name: Richard J. Johnson
Title: Chief Financial Officer

Dated: May 28, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*
99.2	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

MBS New Transaction

Computational Materials

$[200,000,000]
(Approximate)

Impac Secured Assets Corp.

Depositor

MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-2

Impac Funding Corporation
Seller

Impac Funding Corporation
Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement or other final offering document relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the publicly offered securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to such securities has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement, or other final offering document relating to the Certificates, relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement, or other final offering documents relating to the Certificates, may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: May 17, 2004*

$200,000,000 (Approximate)
Impac Secured Assets Corp., Mortgage Pass-Through Certificates, Series 2004-2

Class [(1)]	Principal Amount [(2)]	WAL (Years) Call/Mat [(3)(4)]	Payment Window (Mos) Call /Mat [(4)]	Expected Ratings (S&P/Moody's) [(5)]	Last Scheduled Distribution Date	Certificate Type
A-1	$57,124,000	1.00	1-22	[AAA]/Aaa	August 2034	Floating Rate Senior
A-2	$13,944,000	2.00	22-27	[AAA]/Aaa	August 2034	Fixed Rate Sequential
A-3	$40,997,000	3.00	27-48	[AAA]/Aaa	August 2034	Fixed Rate Sequential
A-4	$26,259,000	5.00	48-76	[AAA]/Aaa	August 2034	Fixed Rate Sequential
A-5	$31,326,000	9.01 / 10.85	76-120 / 76-253	[AAA]/Aaa	August 2034	Fixed Rate Sequential
A-6	$18,850,000	6.77 / 6.84	37-120 / 37-251	[AAA]/Aaa	August 2034	Fixed Rate Lockout
M-1	$5,000,000	6.66 / 7.06	40-120 / 40-164	[AA]/Aa2	August 2034	Fixed Rate Mezzanine
M-2	$4,000,000	6.63 / 6.74	40-120 / 40-141	[A]/A2	August 2034	Floating Rate Mezzanine
M-3	$2,500,000	5.72	40-106	[BBB]/Baa2	August 2034	Floating Rate Mezzanine
C				Not Offered		
P				Not Offered		
R				Not Offered		
Total:	$200,000,000					

(1) The Pass-Through Rate on the Floating Rate Certificates will be subject to a cap equal to the lesser of (i) 11.25% per annum and (ii) the Net WAC Rate (as described below).
(2) The principal balance of each Class of Certificates is subject to a 5% variance.
(3) The margin on the Class A-1 Certificates doubles and the margins on the Class M-2 and Class M-3 Certificates are equal to 1.5x the related original margin after the Clean-up Call date. The fixed rate coupons on the Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, and Class M-1 Certificates increase by 0.50% after the Clean-up Call date.
(4) See "Pricing Prepayment Speed" below.
(5) Rating Agency Contacts:David Glehan, Standard & Poors., 212.438.7324; Ido Gonen, Moodys Investor Service, Inc., 212.553.0323.

Trust: Mortgage Pass-Through Certificates, Series 2004-2.

Depositor: Impac Secured Assets Corp.

Seller: Impac Funding Corporation.

Master Servicer: Impac Funding Corporation.

Underwriter: Countrywide Securities Corporation (Lead Manager) and UBS Warburg LLC (Co-Manager).

Trustee: Deutsche Bank National Trust Company.

Offered Certificates: The (i) Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 (collectively, the "***Senior Certificates***") and (ii) the Class M-1, Class M-2 and Class M-3 Certificates (collectively, the "***Mezzanine Certificates***") are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C, Class P and Class R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"

Floating Rate Certificates: The ***"Floating Rate Certificates"*** consist of the Class A-1, Class M-2 and Class M-3 Certificates.

Fixed Rate Certificates: The ***"Fixed Rate Certificates"*** consist of the Senior Certificates (other than the Class A-1 Certificates) and the Class M-1 Certificates.

Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Sample Pool Calculation Date:	May 1, 2004.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of May 1, 2004, or the origination date of such Mortgage Loan.
Cut-off Date Balance:	The aggregate scheduled unpaid principal balance of the Mortgage Loans as of the Cut-off Date.
Expected Pricing Date:	May [19], 2004.
Expected Closing Date:	May [28], 2004.
Expected Settlement Date:	May [28], 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in June 2004.
Accrued Interest:	The price to be paid by investors for the Floating Rate Certificates will not include accrued interest (i.e., settling flat). The price to be paid by investors for the Fixed Rate Certificates will include accrued interest from May 1, 2004 up to, but not including, the Settlement Date.
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Floating Rate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The ***"Interest Accrual Period"*** for each Distribution Date with respect to the Fixed Rate Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call by the holder of the Class C Certificates (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the Cut-off Date Balance.
Pricing Prepayment Speed:	The Offered Certificates will be priced based on 100% PPC, which assumes 6% CPR in month 1, an additional $1/11^{th}$ of 14% CPR for each month thereafter, building to 20% CPR in month 12 and remaining constant at 20% CPR thereafter, adjusted for any seasoning.
Mortgage Loans:	The Trust will include mortgage loans (the "***Mortgage Loans***") having an aggregate principal balance as of the Sample Pool Calculation Date (the "***Sample Pool Calculation Date Balance***") of approximately $200,000,635, all of which are fixed rate mortgage loans secured by first liens on the related mortgaged properties. The Mortgage Loans have the characteristics as of the Sample Pool Calculation Date described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the Trust on the Closing Date or, with respect to Subsequent Mortgage Loans, during the Funding Period. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Pass-Through Rate: The Pass-Through Rate for each Class of Floating Rate Certificates will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Net WAC Rate and (c) a fixed rate of 11.25%.

The Pass-Through Rate on each Class of Fixed Rate Certificates will be equal to the lesser of (a) the fixed rate for such Class and (b) the Net WAC Rate.

Premium Rate: Approximately 2.96% of the Mortgage Loans by Sample Pool Calculation Date Balance are covered by lender-paid mortgage insurance policies. The "***Premium Rate***" for any period will equal the premium rate of each insured Mortgage Loan for that period expressed as a weighted average rate for all Mortgage Loans. As of the Sample Pool Calculation Date, the weighted average Premium Rate of the Sample Pool is approximately 0.029%.

Net Mortgage Rate: The "***Net Mortgage Rate***" will be a rate equal to the excess of the weighted average of the mortgage rates on the Mortgage Loans minus the sum of (a) a servicing fee rate of 0.250%, (b) a master servicing fee rate of 0.030%, (c) a trustee fee of 0.013% and (d) the Premium Rate, expressed as a rate per annum of the aggregate principal balance of the Mortgage Loans (in the case of (d), weighted on the basis of the principal balances of the related Mortgage Loans as of the prior due period).

Net WAC Rate: For any Distribution Date, the "***Net WAC Rate***," as expressed on a per annum basis, will equal the product of (a) the Net Mortgage Rate, multiplied by a fraction equal to (x) the sum of the aggregate principal balance of the Mortgage Loans as of the end of the prior Due Period divided by (y) the aggregate principal balance of the Bonds immediately prior to such Distribution Date, multiplied by (b) a fraction equal to (i) 30 divided by (ii) the number of days in the related Interest Accrual Period.

Net WAC Rate Shortfall: Any shortfalls in interest payments on a Class of Bonds resulting from any excess of (a) interest accrued on the related Bonds, at the related fixed rate, in the case of the Fixed Rate Certificates, or at the lesser of (i) one-month LIBOR plus the related margin and (ii) 11.25%, in the case of the Floating Rate Certificates, over (b) interest accrued on the Mortgage Loans at the Net WAC Rate (any such shortfalls, "***Net WAC Rate Shortfalls***"), on each Distribution Date, plus unpaid Net WAC Rate Shortfalls from prior Distribution Dates (in the case of the Class M-2 and Class M-3 Certificates, to the extent not covered by the Corridor Contract, as defined below), will be paid in the current month or carried forward for payment on subsequent Distribution Dates, together with interest thereon at the Pass-Through Rate for such Distribution Date, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below.

Corridor Contracts: The Trust will include a Corridor Contract for the benefit of the Class M-2 and Class M-3 Certificates (the "***Corridor Contract***"). After the Closing Date, the notional amount of the Corridor Contract will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the related Certificates. With respect to each Distribution Date, payments received on the Corridor Contract will be available to pay the holders of the Class M-2 and M-3 Certificates the related Net WAC Rate Shortfall, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net WAC Rate Shortfall. Any amounts received on the Corridor Contract on a Distribution Date that are not used to pay the Net WAC Rate Shortfall on the related Certificates on such Distribution Date will be distributed to the holders of the Class C Certificate(s) and will not be available for payments of Net WAC Rate Shortfall on the related Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class of Certificates	S&P/Moody's	Initial Subordination (after required target is reached) (1)	Target Subordination at Stepdown (1)
Senior	[AAA]/Aaa	6.40%	12.80%
M-1	[AA]/Aa2	3.90%	7.80%
M-2	[A]/A2	1.90%	3.80%
M-3	[BBB]/Baa2	0.65%	1.30%

(1) Initial Overcollateralization at closing is zero. Does not include any credit for Excess Interest.

Subordination:

The Mezzanine Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Mezzanine Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2 and Class M-3 Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization:

Commencing in August 2004, any Excess Cashflow will be applied as principal on the Offered Certificates, in which case the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization. Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

Overcollateralization Target:

Prior to the Distribution Date in August 2004, the Overcollateralization Target will be zero. For any Distribution thereafter, the Overcollateralization Target will be equal to 0.65% of the Cut-off Date Balance (the ***"Overcollateralization Target"***).

On or after the Stepdown Date, the Overcollateralization Target will be equal to 1.30% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the Cut-off Date Balance; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow:

"***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Distribution Date on or after the Stepdown Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger:

With respect to the Certificates, a "***Delinquency Trigger***" will be in effect if the product of (a) 2.00 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the "***Required Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to (a) the excess of (i) the aggregate principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a "***Cumulative Loss Trigger***" will be in effect if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Balance, as set forth below:

Period *(month)*	Percentage
37 – 48	0.75% with respect to June 2007, plus an additional 1/12th of 0.50% for each month thereafter until May 2008
49 – 60	1.25% with respect to June 2008, plus an additional 1/12th of 0.15% for each month thereafter until May 2009
61 – 72	1.40% with respect to June 2009, plus an additional 1/12th of 0.10% for each month thereafter until May 2010
73 +	1.50%

Stepdown Date:

The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in June 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 87.20% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Mezzanine Certificates in the following order: to the Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Mezzanine Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans (which are net of any servicing, master servicing, trustee fees and private mortgage insurance premium fees) will be distributed in the following order of priority:

1) Interest funds sequentially to (i) concurrently, to the Senior Certificates and (ii) sequentially to the Class M-1, Class M-2 and Class M-3 Certificates;
2) Principal funds, as follows: (i) to the Senior Certificates (in the manner and priority set forth under "Senior Certificates Principal Distribution" below), then (ii) sequentially, to the Class M-1, Class M-2 and Class M-3 Certificates, each as described more fully under "Principal Paydown" below;
3) Beginning on the Distribution Date in August 2004, any remaining Excess Cashflow, to the Senior Certificates and/or Mezzanine Certificates (as applicable) to build or maintain Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (i) any unpaid interest sequentially, to the Class M-1, Class M-2 and Class M-3 Certificates, then (ii) any unpaid realized loss amounts sequentially, to the Class M-1, Class M-2 and Class M-3 Certificates;

5) Any remaining Excess Cashflow to pay Net WAC Rate Shortfall (in the case of the Class M-2 and Class M-3 Certificates, any Net WAC Rate Shortfall remaining after application of amounts received under the Corridor Contract, as described above); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net WAC Rate Shortfall (in the case of the Class M-2 and Class M-3 Certificates, after application of amounts received under the Corridor Contract) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net WAC Rate Shortfall.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from the Mortgage Loans will be paid to the Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2 and the Class M-3 Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all of the Senior and Mezzanine Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, to the Senior Certificates (as described under "Class A Principal Distribution" below) such that the Senior Certificates in the aggregate will have 12.80% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 7.80% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 3.80% Subordination and (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 1.30% Subordination; each subject to the required Overcollateralization Target.

Senior Certificates Principal Distribution:

Principal will be distributed to the Senior Certificates in the following order of priority:

1. To the Class A-6 Certificates, the Lockout Percentage of their pro rata share of principal as described below:

Month	Lockout Percentage
1 – 36	0%
37 – 60	45%
61 – 72	80%
73 – 84	100%
85 and after	300%

2. Sequentially to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-6 Certificates, until their respective principal balances are reduced to zero.

[Discount Margin Tables, Corridor Contracts Schedules, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin/Yield Tables (%) (1)

Class A-1 (To Call)

Margin 0.200%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	9.45	1.17	1.00	0.76	0.68
MDUR (yr)	8.82	1.17	1.00	0.77	0.68
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jan21	Jul06	Mar06	Sep05	Jul05

Class A-1 (To Maturity)

Margin 0.200%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	9.45	1.17	1.00	0.76	0.68
MDUR (yr)	8.82	1.17	1.00	0.77	0.68
First Prin Pay	Jun04	Jun04	Jun04	Jun04	Jun04
Last Prin Pay	Jan21	Jul06	Mar06	Sep05	Jul05

Class A-2 (To Call)

Coupon 3.926%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.94	3.84	3.82	3.77	3.74
WAL (yr)	17.94	2.41	2.00	1.43	1.24
MDUR (yr)	12.66	2.26	1.89	1.37	1.19
First Prin Pay	Jan21	Jul06	Mar06	Sep05	Jul05
Last Prin Pay	Jun23	Jan07	Aug06	Dec05	Sep05

Class A-2 (To Maturity)

Coupon 3.926%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	3.94	3.84	3.82	3.77	3.74
WAL (yr)	17.94	2.41	2.00	1.43	1.24
MDUR (yr)	12.66	2.26	1.89	1.37	1.19
First Prin Pay	Jan21	Jul06	Mar06	Sep05	Jul05
Last Prin Pay	Jun23	Jan07	Aug06	Dec05	Sep05

(1) See definition of Pricing Prepayment Speed above.

Class A-3 (To Call)

Coupon 4.818%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.84	4.77	4.75	4.70	4.67
WAL (yr)	22.01	3.71	3.00	2.05	1.74
MDUR (yr)	13.27	3.32	2.73	1.91	1.63
First Prin Pay	Jun23	Jan07	Aug06	Dec05	Sep05
Last Prin Pay	Jan29	May09	May08	Dec06	Jul06

Class A-3 (To Maturity)

Coupon 4.818%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	4.84	4.77	4.75	4.70	4.67
WAL (yr)	22.01	3.71	3.00	2.05	1.74
MDUR (yr)	13.27	3.32	2.73	1.91	1.63
First Prin Pay	Jun23	Jan07	Aug06	Dec05	Sep05
Last Prin Pay	Jan29	May09	May08	Dec06	Jul06

Class A-4 (To Call)

Coupon 5.731%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.77	5.73	5.71	5.66	5.63
WAL (yr)	26.07	6.49	5.00	3.16	2.54
MDUR (yr)	13.21	5.27	4.23	2.81	2.30
First Prin Pay	Jan29	May09	May08	Dec06	Jul06
Last Prin Pay	Oct31	Feb13	Sep10	Apr08	Apr07

Class A-4 (To Maturity)

Coupon 5.731%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.77	5.73	5.71	5.66	5.63
WAL (yr)	26.07	6.49	5.00	3.16	2.54
MDUR (yr)	13.21	5.27	4.23	2.81	2.30
First Prin Pay	Jan29	May09	May08	Dec06	Jul06
Last Prin Pay	Oct31	Feb13	Sep10	Apr08	Apr07

Class A-5 (To Call)

Coupon	5.900%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 95.372263	6.30	6.51	6.61	6.94	7.16
WAL (yr)	28.32	11.41	9.01	5.41	4.26
MDUR (yr)	13.09	7.96	6.70	4.44	3.61
First Prin Pay	Oct31	Feb13	Sep10	Apr08	Apr07
Last Prin Pay	Dec32	Aug16	May14	Dec10	Oct09

Class A-5 (To Maturity)

Coupon	5.900%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 95.372263	6.30	6.51	6.60	6.89	7.12
WAL (yr)	28.73	13.61	10.85	6.40	4.72
MDUR (yr)	13.16	8.80	7.51	4.98	3.88
First Prin Pay	Oct31	Feb13	Sep10	Apr08	Apr07
Last Prin Pay	Apr34	Dec28	Jun25	Oct18	Mar16

Class A-6 (To Call)

Coupon	5.637%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.66	5.64	5.63	5.62	5.61
WAL (yr)	14.47	7.22	6.77	5.67	4.99
MDUR (yr)	9.32	5.71	5.43	4.71	4.23
First Prin Pay	Jun07	Jun07	Jun07	Jul07	Aug07
Last Prin Pay	Dec32	Aug16	May14	Dec10	Oct09

Class A-6 (To Maturity)

Coupon	5.637%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 100-00	5.66	5.64	5.64	5.66	5.70
WAL (yr)	14.47	7.26	6.84	6.21	5.99
MDUR (yr)	9.32	5.72	5.46	5.06	4.91
First Prin Pay	Jun07	Jun07	Jun07	Jul07	Aug07
Last Prin Pay	Feb34	Oct28	Apr25	Aug18	Jan16

Class M-1 (To Call)

Coupon	5.900%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 97.859887	6.11	6.26	6.31	6.43	6.49
WAL (yr)	25.85	8.20	6.66	4.56	3.98
MDUR (yr)	12.77	6.15	5.23	3.83	3.41
First Prin Pay	Jun25	Jun08	Sep07	Jun07	Jul07
Last Prin Pay	Dec32	Aug16	May14	Dec10	Oct09

Class M-1 (To Maturity)

Coupon	5.900%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 97.859887	6.11	6.27	6.32	6.43	6.49
WAL (yr)	25.96	8.67	7.06	4.83	4.20
MDUR (yr)	12.79	6.35	5.42	4.00	3.56
First Prin Pay	Jun25	Jun08	Sep07	Jun07	Jul07
Last Prin Pay	Nov33	Jan21	Jan18	Jun13	Oct11

Class M-2 (To Call)

Margin	1.500%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	150	150	150	150	150
WAL (yr)	25.83	8.15	6.63	4.52	3.92
MDUR (yr)	18.75	7.28	6.04	4.25	3.73
First Prin Pay	Jun25	Jun08	Sep07	Jun07	Jun07
Last Prin Pay	Dec32	Aug16	May14	Dec10	Oct09

Class M-2 (To Maturity)

Margin	1.500%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	150	151	151	151	151
WAL (yr)	25.87	8.29	6.74	4.60	3.99
MDUR (yr)	18.77	7.38	6.13	4.32	3.78
First Prin Pay	Jun25	Jun08	Sep07	Jun07	Jun07
Last Prin Pay	Jul33	Sep18	Feb16	Mar12	Oct10

Class M-3 (To Call)

Margin 2.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	250	250	250	250	250
WAL (yr)	25.18	7.06	5.72	3.93	3.46
MDUR (yr)	16.42	6.16	5.12	3.65	3.24
First Prin Pay	Jun25	Jun08	Sep07	Jun07	Jun07
Last Prin Pay	Jul32	Apr15	Mar13	Apr10	Mar09

Class M-3 (To Maturity)

Margin 2.500 %

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	250	250	250	250	250
WAL (yr)	25.18	7.06	5.72	3.93	3.46
MDUR (yr)	16.42	6.16	5.12	3.65	3.24
First Prin Pay	Jun25	Jun08	Sep07	Jun07	Jun07
Last Prin Pay	Jul32	Apr15	Mar13	Apr10	Mar09

Class M-2 and M-3 Cap Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	6,500,000	2.63640	11.25000	46	5,849,146	4.69590	11.25000
2	6,500,000	4.46000	11.25000	47	5,734,696	4.27030	11.25000
3	6,500,000	4.26940	11.25000	48	5,622,442	4.47600	11.25000
4	6,500,000	4.26940	11.25000	49	5,512,341	4.27030	11.25000
5	6,500,000	4.47500	11.25000	50	5,404,353	4.47600	11.25000
6	6,500,000	4.26940	11.25000	51	5,298,438	4.27030	11.25000
7	6,500,000	4.47500	11.25000	52	5,194,556	4.27030	11.25000
8	6,500,000	4.26940	11.25000	53	5,092,669	4.47600	11.25000
9	6,500,000	4.27030	11.25000	54	4,991,284	4.27030	11.25000
10	6,500,000	4.93140	11.25000	55	4,873,673	4.47600	11.25000
11	6,500,000	4.27030	11.25000	56	4,758,322	4.27030	11.25000
12	6,500,000	4.47600	11.25000	57	4,645,188	4.27030	11.25000
13	6,500,000	4.27030	11.25000	58	4,534,230	4.93140	11.25000
14	6,500,000	4.47600	11.25000	59	4,425,406	4.27030	11.25000
15	6,500,000	4.27030	11.25000	60	4,318,676	4.47600	11.25000
16	6,500,000	4.27030	11.25000	61	4,213,875	4.27030	11.25000
17	6,500,000	4.47600	11.25000	62	4,110,565	4.47600	11.25000
18	6,500,000	4.27030	11.25000	63	4,009,252	4.27030	11.25000
19	6,500,000	4.47600	11.25000	64	3,909,898	4.27030	11.25000
20	6,500,000	4.27030	11.25000	65	3,812,466	4.47600	11.25000
21	6,500,000	4.27030	11.25000	66	3,716,919	4.27030	11.25000
22	6,500,000	4.93140	11.25000	67	3,623,222	4.47600	11.25000
23	6,500,000	4.27030	11.25000	68	3,531,339	4.27030	11.25000
24	6,500,000	4.47600	11.25000	69	3,441,236	4.27030	11.25000
25	6,500,000	4.27030	11.25000	70	3,352,879	4.93140	11.25000
26	6,500,000	4.47600	11.25000	71	3,266,234	4.27030	11.25000
27	6,500,000	4.27030	11.25000	72	3,181,269	4.47600	11.25000
28	6,500,000	4.27030	11.25000	73	3,097,951	4.27030	11.25000
29	6,500,000	4.47600	11.25000	74	3,016,250	4.47600	11.25000
30	6,500,000	4.27030	11.25000	75	2,936,135	4.27030	11.25000
31	6,500,000	4.47600	11.25000	76	2,857,575	4.27030	11.25000
32	6,500,000	4.27030	11.25000	77	2,780,540	4.47600	11.25000
33	6,500,000	4.27030	11.25000	78	2,705,002	4.27030	11.25000
34	6,500,000	4.93140	11.25000	79	2,630,932	4.47600	11.25000
35	6,500,000	4.27030	11.25000	80	2,558,302	4.27030	11.25000
36	6,500,000	4.47600	11.25000	81	2,487,084	4.27030	11.25000
37	6,500,000	4.27030	11.25000	82	2,417,251	4.93140	11.25000
38	6,500,000	4.47600	11.25000	83	2,348,778	4.27030	11.25000
39	6,500,000	4.27030	11.25000	84	2,281,637	4.47600	11.25000
40	6,500,000	4.27030	11.25000	85	2,215,804	4.27030	11.25000
41	6,455,832	4.47600	11.25000	86	2,151,253	4.47600	11.25000
42	6,329,755	4.27030	11.25000	87	2,087,960	4.27030	11.25000
43	6,206,093	4.47600	11.25000	88	2,025,902	4.27030	11.25000
44	6,084,801	4.27030	11.25000	89	1,965,053	4.47600	11.25000
45	5,965,833	4.27030	11.25000	90	1,905,391	4.27030	11.25000

Class M-2 and M-3 Cap Contract Agreement Schedule and Strike Rates			
Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
91	1,846,894	4.47600	11.25000
92	1,789,539	4.27030	11.25000
93	1,733,304	4.27030	11.25000
94	1,678,168	4.69590	11.25000
95	1,624,110	4.27030	11.25000
96	1,571,108	4.47600	11.25000
97	1,519,144	4.27030	11.25000
98	1,468,196	4.47600	11.25000
99	1,418,246	4.27030	11.25000
100	1,369,273	4.27030	11.25000
101	1,321,261	4.47600	11.25000
102	1,274,189	4.27030	11.25000
103	1,228,041	4.47600	11.25000
104	1,182,797	4.27030	11.25000
105	1,138,442	4.27030	11.25000
106	1,094,957	4.93140	11.25000
107	1,052,326	4.27030	11.25000
108	1,010,533	4.47600	11.25000
109	969,562	4.27030	11.25000
110	929,396	4.47600	11.25000
111	890,020	4.27030	11.25000
112	851,420	4.27030	11.25000
113	813,580	4.47600	11.25000
114	776,485	4.27030	11.25000
115	740,121	4.47600	11.25000
116	704,474	4.27030	11.25000
117	669,530	4.27030	11.25000
118	635,276	4.93140	11.25000
119	601,699	4.27030	11.25000
120	568,784	4.47600	11.25000

Class M-2 and M-3 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)	Period	Available Rate (2)	Available Rate (3)
1	4.53	4.53	34	7.14	13.22
2	6.35	13.06	35	7.16	13.21
3	6.16	13.14	36	7.20	13.22
4	6.17	13.14	37	7.22	13.22
5	6.39	13.15	38	7.25	13.22
6	6.19	13.15	39	7.28	13.22
7	6.41	13.16	40	7.33	13.22
8	6.20	13.16	41	7.38	13.22
9	6.20	13.17	42	7.44	13.22
10	6.87	13.17	43	7.51	13.22
11	6.21	13.17	44	7.58	13.22
12	6.41	13.18	45	7.64	13.22
13	6.21	13.19	46	7.70	13.23
14	6.42	13.19	47	7.72	13.22
15	6.21	13.19	48	7.74	13.22
16	6.21	13.19	49	7.75	13.22
17	6.42	13.19	50	7.76	13.22
18	6.21	13.19	51	7.77	13.22
19	6.42	13.20	52	7.80	13.22
20	6.22	13.19	53	7.83	13.22
21	6.22	13.20	54	7.88	13.22
22	6.88	13.20	55	7.94	13.23
23	6.22	13.20	56	7.99	13.23
24	6.43	13.20	57	8.03	13.23
25	6.31	13.20	58	8.07	13.24
26	6.46	13.20	59	8.07	13.23
27	6.60	13.20	60	8.07	13.24
28	6.73	13.20	61	8.05	13.23
29	6.84	13.21	62	8.05	13.24
30	6.93	13.21	63	8.05	13.24
31	6.99	13.21	64	8.06	13.24
32	7.04	13.21	65	8.09	13.25
33	7.09	13.21	66	8.12	13.24

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR forward curve instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Class M-2 and M-3 Available Rate Schedule (1)

Period	Available Rate (2)	Available Rate (3)
67	8.19	13.25
68	8.24	13.25
69	8.27	13.25
70	8.30	13.26
71	8.30	13.26
72	8.28	13.26
73	8.25	13.26
74	8.23	13.27
75	8.22	13.27
76	8.22	13.27
77	8.24	13.27
78	8.28	13.27
79	8.34	13.28
80	8.39	13.28
81	8.43	13.28
82	8.46	13.30
83	8.45	13.29
84	8.44	13.30
85	8.40	13.29
86	8.38	13.30
87	8.37	13.30
88	8.37	13.30
89	8.39	13.31
90	8.42	13.31
91	8.47	13.32
92	8.51	13.32
93	8.54	13.32
94	8.57	13.34
95	8.55	13.33
96	8.54	13.34
97	8.51	13.34
98	8.49	13.35
99	8.47	13.35

Period	Available Rate (2)	Available Rate (3)
100	8.48	13.35
101	8.51	13.36
102	8.55	13.36
103	8.62	13.37
104	8.68	13.37
105	8.71	13.37
106	8.75	13.40
107	8.73	13.38
108	8.72	13.40
109	8.66	13.39
110	8.63	13.41
111	8.61	13.41
112	8.60	13.41
113	8.64	13.43
114	8.66	13.42
115	8.73	13.44
116	8.78	13.44
117	8.81	13.44
118	8.87	13.48
119	8.85	13.46
120	8.85	13.47

(1) Subject to those limitations set forth under "Note Rate" of the attached Computational Materials.

(2) Based on the 1-Month LIBOR forward curve and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

(3) Assumes that the 1-Month LIBOR forward curve instantaneously increase by 1000 basis points in period 2. Assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.



$200,000,635 Fixed Rate Mortgage Loans

Summary of Loans in Sample Calculation Pool

(As of Sample Calculation Date)

			Range
Total Number of Loans		988	
Total Outstanding Balance		$200,000,635	
Average Loan Balance		$202,430	$32,049 to $1,402,569
Escrow Balance %		64.99%	
WA Mortgage Rate		6.687%	5.625% to 10.875%
Net WAC		6.365%	5.002% to 10.582%
WA Original Term (months)		352	180 to 360
WA Remaining Term (months)		351	173 to 360
WA Age (months)		1	0 to 8
WA LTV		74.44%	13.89% to 100.00%
WA FICO		692	500 to 821
WA DTI%		38.53%	3.68% to 64.20%
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		60.48%	
Prepay Moves Exempted	Soft	27.89%	
	Hard	32.58%	
	No Prepay	39.52%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	41.14%	SFR	65.60%	REDUCED	53.22%	REFI/CO	45.16%	OWNER	71.38%	0	39.52%
FL	16.97%	2-4 FAMILY	19.52%	FULL	16.94%	PUR	42.18%	INV HM	25.62%	6	0.08%
NY	8.46%	PUD	8.87%	NINA	11.27%	REFI	12.66%	2ND HM	3.00%	12	6.99%
NJ	6.50%	CND	5.87%	NISA	7.96%					24	4.98%
VA	3.98%	TWN	0.14%	NO RATIO	5.21%					36	17.90%
										60	30.53%

$200,000,635 Fixed Rate Mortgage Loans

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
15Yr Fixed	$8,015,128	61	4.01	$131,396	6.708	178.30	670	67.0
20Yr Fixed	$1,161,004	4	0.58	$290,251	6.342	237.06	677	83.7
30/15 Fixed Balloon	$251,241	2	0.13	$125,620	10.446	179.14	673	71.5
30Yr Fixed	$166,217,773	823	83.11	$201,966	6.704	358.56	691	74.7
30Yr Fixed IO	$24,355,490	98	12.18	$248,525	6.543	359.57	710	74.5
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$297,032	7	0.15	$42,433	8.833	268.90	690	42.1
$50,000.01 - $100,000.00	$14,114,324	176	7.06	$80,195	7.073	335.02	688	76.1
$100,000.01 - $150,000.00	$32,284,347	259	16.14	$124,650	6.852	345.18	688	76.5
$150,000.01 - $200,000.00	$30,151,468	174	15.08	$173,284	6.729	346.91	680	75.9
$200,000.01 - $250,000.00	$27,104,202	120	13.55	$225,868	6.723	349.54	683	73.8
$250,000.01 - $300,000.00	$22,703,529	83	11.35	$273,536	6.607	358.78	696	76.4
$300,000.01 - $350,000.00	$17,179,220	53	8.59	$324,136	6.656	354.01	697	76.4
$350,000.01 - $400,000.00	$16,287,377	43	8.14	$378,776	6.584	358.93	705	74.3
$400,000.01 - $450,000.00	$8,246,164	19	4.12	$434,009	6.891	351.87	682	74.4
$450,000.01 - $500,000.00	$9,607,406	20	4.80	$480,370	6.424	359.11	703	66.8
$500,000.01 - $550,000.00	$5,255,406	10	2.63	$525,541	6.680	358.70	706	73.2
$550,000.01 - $600,000.00	$4,653,715	8	2.33	$581,714	6.466	359.14	704	71.2
$600,000.01 - $650,000.00	$5,034,848	8	2.52	$629,356	6.237	336.88	691	73.1
$650,000.01 - $700,000.00	$1,386,716	2	0.69	$693,358	6.436	359.00	749	73.1
$700,000.01 - $750,000.00	$1,499,235	2	0.75	$749,618	5.812	359.50	668	53.8
$750,000.01 - $800,000.00	$795,149	1	0.40	$795,149	5.625	359.00	778	65.0
$850,000.01 - $900,000.00	$899,104	1	0.45	$899,104	6.000	359.00	657	75.0
$1,050,000.01 - $1,100,000.0	$1,098,824	1	0.55	$1,098,824	5.625	359.00	770	53.0
$1,400,000.01 - $1,450,000.0	$1,402,569	1	0.70	$1,402,569	5.875	359.00	743	62.4
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**

$200,000,635 Fixed Rate Mortgage Loans

Range of Original Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $50,000.00	$297,032	7	0.15	$42,433	8.833	268.90	690	42.1
$50,000.01 - $100,000.00	$14,114,324	176	7.06	$80,195	7.073	335.02	688	76.1
$100,000.01 - $150,000.00	$31,984,901	257	15.99	$124,455	6.858	345.93	689	76.7
$150,000.01 - $200,000.00	$30,450,915	176	15.23	$173,017	6.725	346.10	679	75.7
$200,000.01 - $250,000.00	$27,104,202	120	13.55	$225,868	6.723	349.54	683	73.8
$250,000.01 - $300,000.00	$22,703,529	83	11.35	$273,536	6.607	358.78	696	76.4
$300,000.01 - $350,000.00	$17,179,220	53	8.59	$324,136	6.656	354.01	697	76.4
$350,000.01 - $400,000.00	$16,287,377	43	8.14	$378,776	6.584	358.93	705	74.3
$400,000.01 - $450,000.00	$7,796,254	18	3.90	$433,125	6.791	351.69	679	73.2
$450,000.01 - $500,000.00	$10,057,316	21	5.03	$478,920	6.522	358.92	705	68.0
$500,000.01 - $550,000.00	$5,255,406	10	2.63	$525,541	6.680	358.70	706	73.2
$550,000.01 - $600,000.00	$4,653,715	8	2.33	$581,714	6.466	359.14	704	71.2
$600,000.01 - $650,000.00	$5,034,848	8	2.52	$629,356	6.237	336.88	691	73.1
$650,000.01 - $700,000.00	$1,386,716	2	0.69	$693,358	6.436	359.00	749	73.1
$700,000.01 - $750,000.00	$1,499,235	2	0.75	$749,618	5.812	359.50	668	53.8
$750,000.01 - $800,000.00	$795,149	1	0.40	$795,149	5.625	359.00	778	65.0
$850,000.01 - $900,000.00	$899,104	1	0.45	$899,104	6.000	359.00	657	75.0
$1,050,000.01 - $1,100,000.0	$1,098,824	1	0.55	$1,098,824	5.625	359.00	770	53.0
$1,400,000.01 - $1,450,000.0	$1,402,569	1	0.70	$1,402,569	5.875	359.00	743	62.4
	$200,000,635	988	100.00	$202,430	6.687	350.53	692	74.4

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$119,920	1	0.06	$119,920	7.563	360.00	693	80.0
AR	$84,700	1	0.04	$84,700	8.750	360.00	665	95.0
AZ	$2,658,949	19	1.33	$139,945	6.675	349.75	689	79.9
CA	$82,278,990	322	41.14	$255,525	6.300	354.33	704	67.5
CO	$1,481,066	6	0.74	$246,844	6.384	358.53	686	83.0
CT	$305,219	3	0.15	$101,740	7.287	358.51	691	89.2
DC	$734,368	2	0.37	$367,184	5.875	359.16	665	74.3
DE	$444,775	3	0.22	$148,258	6.886	357.81	676	75.1
FL	$33,935,961	223	16.97	$152,179	7.098	346.86	678	79.7
GA	$2,272,297	12	1.14	$189,358	6.676	358.95	684	76.5
HI	$955,829	3	0.48	$318,610	6.044	359.82	684	55.3
IL	$4,476,866	21	2.24	$213,184	7.259	334.61	667	83.2
IN	$1,474,052	12	0.74	$122,838	7.084	358.98	665	80.4
KS	$211,373	2	0.11	$105,687	7.639	359.29	706	92.4
KY	$101,250	1	0.05	$101,250	8.250	360.00	612	75.0
LA	$375,973	3	0.19	$125,324	8.082	265.02	623	69.1
MA	$1,041,776	4	0.52	$260,444	7.825	358.55	613	80.3
MD	$4,766,407	26	2.38	$183,323	6.821	329.58	696	78.6
MI	$754,197	5	0.38	$150,839	7.400	272.29	634	80.9
MN	$748,370	5	0.37	$149,674	7.004	359.24	665	79.1
MO	$339,602	4	0.17	$84,901	6.766	268.50	702	75.5

$200,000,635 Fixed Rate Mortgage Loans

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
MS	$99,834	1	0.05	$99,834	6.750	359.00	705	80.0
NC	$2,153,788	14	1.08	$153,842	6.972	358.83	697	81.9
NJ	$12,994,196	52	6.50	$249,888	6.811	352.70	681	74.9
NV	$4,996,819	26	2.50	$192,185	7.162	346.13	688	85.5
NY	$16,921,766	53	8.46	$319,279	6.842	349.46	694	77.5
OH	$2,490,806	22	1.25	$113,218	6.976	358.41	697	84.0
OK	$151,070	2	0.08	$75,535	6.820	358.58	701	75.4
OR	$1,713,790	15	0.86	$114,253	6.336	335.68	712	73.2
PA	$867,140	8	0.43	$108,392	7.441	343.35	695	83.0
RI	$684,481	4	0.34	$171,120	6.947	359.28	682	78.8
SC	$740,048	6	0.37	$123,341	6.517	340.04	679	84.5
TN	$631,699	6	0.32	$105,283	7.403	357.32	680	87.8
TX	$4,299,015	31	2.15	$138,678	7.214	342.85	682	83.0
UT	$813,080	7	0.41	$116,154	6.732	358.67	714	79.8
VA	$7,968,381	42	3.98	$189,723	6.861	358.91	684	81.4
VT	$86,938	1	0.04	$86,938	6.000	357.00	749	80.0
WA	$2,463,531	16	1.23	$153,971	6.629	349.56	688	79.1
WI	$362,312	4	0.18	$90,578	7.798	304.61	658	84.8
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 20.00	$788,683	7	0.39	$112,669	6.714	325.83	760	19.5
20.01 - 25.00	$596,471	6	0.30	$99,412	6.564	301.90	671	23.4
25.01 - 30.00	$356,781	3	0.18	$118,927	6.111	359.41	661	27.7
30.01 - 35.00	$2,691,783	14	1.35	$192,270	6.052	334.61	693	32.8
35.01 - 40.00	$2,228,515	14	1.11	$159,180	6.514	344.74	665	37.3
40.01 - 45.00	$2,183,678	13	1.09	$167,975	6.202	344.61	721	43.0
45.01 - 50.00	$5,255,992	25	2.63	$210,240	6.297	346.67	685	47.8
50.01 - 55.00	$7,925,467	31	3.96	$255,660	6.064	353.69	710	52.8
55.01 - 60.00	$9,436,274	38	4.72	$248,323	6.249	349.99	679	58.1
60.01 - 65.00	$15,568,883	56	7.78	$278,016	6.103	342.34	705	63.7
65.01 - 70.00	$28,103,244	124	14.05	$226,639	6.303	349.89	697	69.1
70.01 - 75.00	$11,930,925	51	5.97	$233,940	6.794	357.80	661	73.8
75.01 - 80.00	$65,040,623	330	32.52	$197,093	6.671	351.38	693	79.6
80.01 - 85.00	$4,841,369	29	2.42	$166,944	7.103	347.30	696	83.6
85.01 - 90.00	$24,024,673	138	12.01	$174,092	7.317	354.16	694	89.8
90.01 - 95.00	$16,179,779	89	8.09	$181,795	7.716	355.32	681	94.8
95.01 - 100.00	$2,847,496	20	1.42	$142,375	6.828	339.60	708	99.4
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**

$200,000,635 Fixed Rate Mortgage Loans

Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.500 - 5.999	$42,595,685	145	21.30	$293,763	5.799	349.96	724	64.2
6.000 - 6.499	$44,625,247	216	22.31	$206,598	6.183	350.48	696	70.2
6.500 - 6.999	$47,894,761	260	23.95	$184,211	6.671	349.53	685	75.8
7.000 - 7.499	$29,379,604	158	14.69	$185,947	7.163	355.55	680	80.3
7.500 - 7.999	$22,297,924	126	11.15	$176,968	7.660	351.41	677	85.2
8.000 - 8.499	$6,519,939	43	3.26	$151,626	8.171	351.38	668	87.2
8.500 - 8.999	$3,859,028	23	1.93	$167,784	8.603	345.50	644	85.9
9.000 - 9.499	$1,120,331	5	0.56	$224,066	9.228	357.32	668	92.8
9.500 - 9.999	$1,071,064	4	0.54	$267,766	9.520	326.61	592	81.2
10.000 - 10.499	$307,806	2	0.15	$153,903	10.263	233.19	653	84.5
10.500 - 10.999	$329,246	6	0.16	$54,874	10.760	277.65	627	53.8
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$131,201,018	657	65.60	$199,697	6.655	351.10	689	74.0
2-4 FAMILY	$39,035,209	162	19.52	$240,958	6.742	350.54	698	73.5
PUD	$17,744,147	90	8.87	$197,157	6.773	344.11	693	77.4
CND	$11,743,122	76	5.87	$154,515	6.724	353.69	707	78.0
TWN	$277,139	3	0.14	$92,380	6.964	358.00	689	74.2
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REFI/CO	$90,328,009	424	45.16	$213,038	6.522	347.42	682	67.6
PUR	$84,351,064	456	42.18	$184,980	6.968	355.66	702	83.5
REFI	$25,321,562	108	12.66	$234,459	6.342	344.55	694	68.4
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OWNER	$142,757,027	665	71.38	$214,672	6.675	350.96	686	74.9
INV HM	$51,240,391	293	25.62	$174,882	6.676	350.68	707	72.5
2ND HM	$6,003,217	30	3.00	$200,107	7.064	339.10	693	81.1
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**

$200,000,635 Fixed Rate Mortgage Loans

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$8,266,369	63	4.13	$131,212	6.822	178.33	670	67.1
181 - 240	$1,161,004	4	0.58	$290,251	6.342	237.06	677	83.7
301 - 360	$190,573,263	921	95.29	$206,920	6.683	358.69	693	74.7
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
REDUCED	$106,447,096	500	53.22	$212,894	6.526	350.61	693	72.5
FULL	$33,876,540	146	16.94	$232,031	6.341	349.12	707	73.6
NINA	$22,543,181	142	11.27	$158,755	7.078	350.01	688	78.9
NISA	$15,924,701	92	7.96	$173,095	7.276	349.03	689	81.4
NO RATIO	$10,412,499	57	5.21	$182,675	7.090	355.76	687	78.9
SISA	$10,198,720	48	5.10	$212,473	7.313	352.14	645	71.7
NAV	$597,898	3	0.30	$199,299	6.937	358.16	717	83.6
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Not Required	$822,431	3	0.41	$274,144	7.375	316.01		73.8
> 820	$103,406	1	0.05	$103,406	6.500	359.00	821	79.6
801 - 820	$471,656	4	0.24	$117,914	6.670	359.01	805	79.8
781 - 800	$5,670,238	26	2.84	$218,086	6.314	359.13	789	71.0
761 - 780	$14,144,369	56	7.07	$252,578	6.235	351.13	771	71.6
741 - 760	$20,454,335	87	10.23	$235,107	6.392	358.10	750	73.5
721 - 740	$18,840,487	89	9.42	$211,691	6.431	355.10	730	76.5
701 - 720	$23,958,315	116	11.98	$206,537	6.492	346.36	709	71.1
681 - 700	$29,721,136	153	14.86	$194,256	6.818	351.53	690	76.1
661 - 680	$28,758,133	152	14.38	$189,198	6.824	351.71	670	75.8
641 - 660	$27,679,310	142	13.84	$194,925	6.689	347.26	651	75.6
621 - 640	$17,450,213	95	8.73	$183,686	6.991	349.36	630	76.9
601 - 620	$6,902,323	38	3.45	$181,640	7.244	347.16	611	74.0
581 - 600	$2,839,775	14	1.42	$202,841	7.481	323.32	593	65.9
561 - 580	$553,769	5	0.28	$110,754	8.082	299.54	572	69.8
541 - 560	$811,276	3	0.41	$270,425	8.916	359.58	553	72.1
521 - 540	$560,593	2	0.28	$280,296	8.833	358.60	525	59.7
501 - 520	$189,885	1	0.09	$189,885	8.500	359.00	515	58.5
<= 500	$68,983	1	0.03	$68,983	8.000	175.00	500	53.0
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**

$200,000,635 Fixed Rate Mortgage Loans

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$79,048,897	344	39.52	$229,793	6.621	349.53	695	74.2
6	$165,689	1	0.08	$165,689	5.875	358.00	653	80.0
12	$13,975,598	65	6.99	$215,009	6.759	355.42	706	75.9
24	$9,954,952	58	4.98	$171,637	6.613	352.53	696	70.6
36	$35,798,320	181	17.90	$197,781	6.720	348.51	683	72.9
60	$61,057,180	339	30.53	$180,110	6.752	351.55	690	75.9
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**

Range of DTI%

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 5.00	$418,009	2	0.21	$209,004	6.363	359.00	733	70.6
5.01 - 10.00	$1,044,372	6	0.52	$174,062	7.484	359.75	691	79.9
10.01 - 15.00	$1,739,427	9	0.87	$193,270	6.351	333.40	683	59.3
15.01 - 20.00	$2,708,930	13	1.35	$208,379	6.577	358.33	712	69.1
20.01 - 25.00	$3,698,389	21	1.85	$176,114	6.381	351.09	680	67.8
25.01 - 30.00	$9,751,242	52	4.88	$187,524	6.626	349.21	699	70.8
30.01 - 35.00	$19,209,802	85	9.60	$225,998	6.295	349.37	695	68.9
35.01 - 40.00	$27,181,561	109	13.59	$249,372	6.438	353.72	702	70.6
40.01 - 45.00	$26,930,598	124	13.47	$217,182	6.541	353.01	693	76.0
45.01 - 50.00	$25,111,838	118	12.56	$212,812	6.720	351.46	687	75.6
50.01 - 55.00	$4,819,788	24	2.41	$200,824	6.415	354.10	720	68.0
> 55.00	$1,999,086	9	1.00	$222,121	6.963	327.42	656	79.6
Not Required	$75,387,595	416	37.69	$181,220	6.954	348.95	687	77.9
	$200,000,635	**988**	**100.00**	**$202,430**	**6.687**	**350.53**	**692**	**74.4**